UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ADAMS GOLF, INC.

(Name of issuer)

Common Stock, Par Value $0.001

(Title of class of securities)

006228-20-9

(CUSIP number)

Attn: Pamela J. High Adams Golf, Inc. 2801 E. Plano Parkway, Plano, Texas 75074 (972) 673-9000

(Name, address and telephone number of person authorized to receive notices and communications)

March 18, 2012

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 006228-20-9

(1)	Names of reporting persons B.H. (Barney) Adams
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 456,976
	(8)	Shared voting power 0
	(9)	Sole dispositive power 456,976
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 456,976
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.7*
(14)	Type of reporting person (see instructions) IN

*

Based on 7,994,261 shares issued and outstanding as of March 6, 2012, as reported in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed by the Issuer (defined below) on March 6, 2012.

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) is filed to amend the Schedule 13D relating to the common stock, par value $0.001 per share (“Common Stock”), of Adams Golf, Inc., a Delaware corporation (the “Issuer”), filed with the Commission by the reporting person on February 14, 2008 (the “Schedule 13D”). This Amendment No. 1 to Schedule 13D is filed to report the reporting person’s entrance into that certain Voting Agreement, dated as of March 18, 2012, by and between Taylor Made Golf Company, Inc., a Delaware corporation (“Taylor Made”), and the reporting person (the “Voting Agreement”). The Voting Agreement was entered into in connection with the signing of an Agreement and Plan of Merger, dated as of March 18, 2012 (the “Merger Agreement”), by and among Taylor Made, Apple Tree Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Taylor Made (“Merger Sub”), and the Issuer. Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Issuer (the “Merger”), the separate corporate existence of Merger Sub will cease, and the Issuer will continue as the surviving corporation. Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 2.	Identity and Background.

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is filed by and on behalf of B. H. (Barney) Adams. The business address of the reporting person is 2801 E. Plano Pkwy, Plano, Texas 75074. The present principal occupation of the reporting person is serving as the Interim Chief Executive Officer and the Chairman of the board of directors of the Issuer. During the last five years, the reporting person has not been convicted in a criminal proceeding, and was not a party to a civil proceeding, required to be disclosed herein. The citizenship of the reporting person is stated in Item 6 on the cover page(s) hereto.

Item 4.	Purpose of Transaction.

Item 4 is amended and restated in its entirety as follows:

The original acquisition of securities of the Issuer by the reporting person was for investment purposes. The reporting person founded the Issuer in 1987 and has served as the Chairman of the board of directors of the Issuer since then. The reporting person served as the Chief Executive Officer of the Issuer from 1987 until January 2002 and as the President of the Issuer from 1987 until August 2000. Effective February 29, 2012, the reporting person was appointed to serve as Interim Chief Executive Officer of the Issuer. As the Interim Chief Executive Officer and the Chairman of the board of directors of the Issuer, the reporting person may be deemed to possess the direct or indirect power to direct or cause the direction of the management and policies of the Issuer. Except as set forth herein, the reporting person has not formulated any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

On March 18, 2012, the Issuer, Taylor Made and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will be merged with and into the Issuer, with the Issuer continuing as the surviving corporation. At the effective time of the Merger, and as a result of the Merger, each issued and outstanding share of Common Stock will be converted into the right to receive $10.80. If the Merger is consummated, the Common Stock will be delisted from The NASDAQ Capital Market and will cease to be registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Issuer will be privately held by Taylor Made.

In connection with the Merger, the reporting person entered into the Voting Agreement with Taylor Made, pursuant to which the reporting person agreed to take the following actions, among others, during the term of the Voting Agreement: (1) vote all shares of the Issuer’s common stock beneficially owned by the reporting person (the “Voting Agreement Shares”) in favor of the Merger and in favor of any transactions related to the Merger; and (2) vote the Voting Agreement Shares against any alternative business combination transaction. The Voting Agreement will terminate upon the earlier of (i) the termination of the Merger Agreement in accordance with its terms, (ii) the effective time of the Merger, (iii) the date immediately following the date of the stockholders meeting to vote on the Merger Agreement, (iv) the date that Taylor Made notifies the Issuer in writing that it is not willing or not able to proceed with the Merger on substantially the terms set forth in the Merger Agreement, and (v) the date upon which the parties to the Voting Agreement agree in writing to terminate such Voting Agreement. Additionally, if the board of directors of the Issuer makes a change in its recommendation that is adverse to the Merger in accordance with the Merger Agreement, certain of the Voting Agreement Shares would be released from the Voting Agreement. This summary of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the Voting Agreement, which is attached hereto as Exhibit 99.1 and incorporated by reference in its entirety into this Item 4.

Taylor Made also entered into separate voting agreements with certain other stockholders who, together with the reporting person, beneficially own approximately 35% of the outstanding shares of Common Stock of the Issuer. The reporting person expressly disclaims (i) any group membership for purposes of Section 13(d) of the Exchange Act or otherwise and (ii) beneficial ownership, for purposes of Section 13(d) of the Exchange Act or otherwise, over any securities held by such other stockholders. The reporting person declares that neither the filing of this Statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer, (ii) a member of any group with respect to the Issuer or any securities of the Issuer or (iii) the beneficial owner of any securities held by the other stockholders.

Item 5.	Interest in Securities of the Issuer.

Item 5, parts (a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The aggregate number and percentage of the Common Stock beneficially owned by the reporting person is stated in Items 11 and 13 on the cover page(s) hereto.

(b) (i)	sole power to vote or to direct the vote:

           See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

           See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

           See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

           See Item 10 on the cover page(s) hereto.

(c) Except as set forth below, there have been no transactions in the Common Stock by the reporting person during the 60-day period prior to the date of this filing. On February 1, 2012, the reporting person sold 2,000 shares of Common Stock at a weighted average price of $7.8645 per share. The shares of Common Stock were sold in multiple transactions at prices ranging from $7.83 to $7.90 per share, inclusive. On February 2, 2012, the reporting person sold 3,000 shares of Common Stock at a weighted average price of $7.9437 per share. The shares of Common Stock were sold in multiple transactions at prices ranging from $7.90 to $7.99 per share, inclusive.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby supplemented by inserting the following paragraph below the last paragraph of such Item:

The description of the Voting Agreement in Item 4 is incorporated by reference into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and restated in its entirety as follows:

Exhibit	Description of Exhibit

99.1	Voting Agreement, dated as of March 18, 2012, by and between Taylor Made Golf Company, Inc. and the reporting person (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2012	B.H. (BARNEY) ADAMS

	By:	/s/ B.H. (Barney) Adams
Name: B.H. (Barney) Adams

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Voting Agreement, dated as of March 18, 2012, by and between Taylor Made Golf Company, Inc. and the reporting person (filed herewith).